February 13, 2019

Stephen W. Webster
Chief Financial Officer
Spark Therapeutics, Inc.
3737 Market Street
Suite 1300
Philadelphia, PA 19104

       Re: Spark Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 6, 2018
           File No. 001-36819

Dear Mr. Webster:

        We have reviewed your January 28, 2019 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 4, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Consolidated Financial Statements
(14) Collaboration and license agreements
(b) Novartis, page 14

1. We acknowledge your response to comment one and your determination that the performance obligations represented a single performance obligation since they were not distinct. Please tell us the following information so we may further evaluate your response:
        why you did not identify the research and development services, which appear to be
 Stephen W. Webster
Spark Therapeutics, Inc.
February 13, 2019
Page 2
             required under the contract to get Luxturna through regulatory approval, as a separate performance obligation. Refer to Section 4 of Exhibit 10.37 included in the 10-K why the license and research and development services, either alone or combined, are not capable of being distinct from the manufacturing services pursuant to ASC 606-
             10-25-19a. In this respect, the subcontracting rights under
Section 12 of the agreement
             appear to indicate that there may be available resources outside the company that could provide the research and development services and supplies. Refer also to
             Example 56, Case B in ASC 606-10-55-371 through 55-372.
             why the license and research services, either alone or combined, are not separately identifiable from the manufacturing obligation and thus do not meet the criteria in
             ASC 606-10-25-19b. In this regard, it appears due to the subcontracting rights, the license and research services are not inter-related with the manufacturing services pursuant to ASC 606-10-25-21c. Refer also to Example 56, Case B, ASC 606-10-55-
             372A.
             if you will be compensated separately for any research and development services, such as the technical development activities discussed in Section 4.1.2 of the agreement, how you intend to account for those payments.
             if you will be compensated separately for the supply of goods under the Supply agreement beyond the upfront fee and milestone payments received, and if so, whether or not the compensation includes a normal profit margin.
             why control has transferred upon manufacturing the vials for Novartis pursuant to
             ASC 606-10-25-23.
             how you intend to estimate the expected vials to be produced during the contract term of the supply agreement and how the estimate would be deemed to be a reasonable measure of progress pursuant to ASC 606-10-25-36.


       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameStephen W. Webster                          Sincerely,
Comapany NameSpark Therapeutics, Inc.
                                                              Division of
Corporation Finance
February 13, 2019 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName